

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

September 28, 2009

Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, New York 14487

      **Re: WindTamer Corporation
               Registration Statement on Form S-1
               Amended September 16, 2009
               File No. 333-157304**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our agreement with an early stage company…, page 5</u>

1.   Regarding your revisions to this and other relevant sections of your prospectus, please tell how you determined that you timely disclosed the existence of the option agreement with Alternative Wind Resources and timely filed the option as an exhibit given your obligations under the Securities Act and Exchange Act; cite all authority on which you rely. Also tell us how any failure to timely provide

this disclosure or file the exhibit affects your management's decisions regarding the effectiveness of your disclosure controls and procedures.

2.   With a view toward clarified disclosure of your reference to "due diligence," please tell us with specificity what you were to provide Alternative Wind Resources under the agreement, the section of the agreement that required you to provide that material, and why you did not provide the material. In this regard, we note section 4 of exhibit 10.24 that requires you to provide evidence of valid patent rights; it is unclear whether you were unable to provide evidence of your rights and whether the reason for your inability to do so requires disclosure in this prospectus.

<u>Selling Stockholders, page 23</u>

3.   Regarding the opinion that you provided in response to prior comment 1:

- Please provide an opinion that clearly addresses the November 18, 2008 options mentioned on pages 24-26 of your prospectus.

- Please provide an opinion that considers all relevant facts, not merely selected facts as mentioned in the paragraph following the paragraph numbered 4 on page 2 of the opinion.

- Please ask your counsel to tell us which entities are subject to the "power and authority" assumption in clause (vii) on page 2 of the opinion. Also tell us why counsel was not able to establish the power and authority of its client.

- Please tell us which payments are subject to the last clause (ii) on page 2 of the opinion.

- Please ask your counsel to confirm our understanding that (1) if any relevant court, whether of law or equity, reached a conclusion contrary to counsel's conclusions on page 3 of the opinion, counsel is required to address those contrary decisions in its opinion and (2) counsel is not relying on the conditions and assumptions in the opinion to exclude the effect of those decisions from its opinion.

- Please ask counsel to tell us why the penultimate sentence of the opinion addresses only "remedies under the Option Agreements" rather than all remedies as requested in the comment.

- Refer to the last paragraph that permits only one person to use the opinion. Please provide an opinion that does not preclude reliance by the Commission and its staff.

Lock-Up Agreements, page 21

4.   We understand that you will revise this section to address the discrepancy between your disclosure regarding the lock-up agreement with Jesse Brock and your response to prior comment 2. Specifically, we note from footnote 5 to the chart that you have provided in response to prior comment 2 that the 220,000 shares acquired by Jesse Brock on July 10, 2008 are subject to a lock-up agreement; however, your disclosure on page 21 indicates that "[t]he lock-up agreement with Jesse Brock applies to shares acquired after July 7, 2009." Please also provide the appropriate disclosure under "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities During the Past 3 Years" for the shares issued to Jesse Brock on July 10, 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP